Exhibit 99.1

Maris-Tech Receives Order from Governmental Defense Entity for Situational Awareness and Drone Video Payload Applications

The order will utilize the Company’s Diamond Ultra and Jupiter platforms to enhance perimeter defense and unmanned aerial applications

Rehovot, Israel, March 16, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has received an order from a governmental defense entity for the Company’s systems supporting situational awareness and drone video payload applications.

The order includes the delivery and development of applications based on Maris-Tech’s advanced video processing platforms, including the Diamond Ultra platform for situational awareness and the Jupiter platform for drone video payload systems.

The systems are expected to support applications related to perimeter defense systems and the development of enhanced drone video payload capabilities, contributing to improved operational effectiveness in complex security environments.

“The order reflects growing recognition of Maris-Tech’s technology and its suitability for the requirements of modern defense applications,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe this order further demonstrates the relevance of our AI-based edge video intelligence solutions for next-generation defense systems and may create additional opportunities for Maris-Tech in the rapidly growing defense and drone markets.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected benefits and capabilities of its systems and technologies, the potential applications of its platforms in defense and drone systems, and the potential market opportunities for its solutions in defense and security sectors. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com